

September 13, 2022

Jennifer Reinke
General Counsel
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

      Re: Smith Micro Software, Inc.
          Registration Statement on Form S-3
          Filed September 2, 2022
          File No. 333-267255

Dear Ms. Reinke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jennifer Minter